SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  ------------

                    Under the Securities Exchange Act of 1934
                               (Amendment No.--)*

                              Sinovac Biotech Ltd.
                              --------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                    P8696W104
                                    ---------
                                 (CUSIP Number)

                            Michael T. Shannon, Esq.
                                  Devlin Jensen
                             Barristers & Solicitors
                       Suite 2550 - 555 W. Hastings Street
                           Vancouver, British Columbia
                                 Canada V6B 4N5
                                 (604) 684-2550
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 30, 2004
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                Page 1 of 5 Pages

CUSIP NO.: P8696W104                   13D                   Page 2 of 5 Pages

--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     He Ping Wang
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [ ]
     (See Instructions)                                                (b)  [ ]

--------------------------------------------------------------------------------
(3)  SEC USE ONLY


--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (See Intructions)

     OO (See Item 3)
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     People's Republic of China
--------------------------------------------------------------------------------

                    (7)  SOLE VOTING POWER

                         3,500,000
Number of           ------------------------------------------------------------
Shares              (8)  SHARED VOTING POWER
Beneficially
Owned by                 0
Each                ------------------------------------------------------------
Reporting           (9)  SOLE DISPOSITIVE POWER
Person With
                         3,500,000
                    ------------------------------------------------------------
                    (10) SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,500,000
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                                      [ ]


--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.44%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO.: P8696W104                   13D                   Page 3 of 5 Pages


Item 1.   SECURITY AND ISSUER

          The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the "Common Stock") of Sinovac Biotech Ltd., a corporation organized under the laws of the Country of Antigua (the "Issuer"). The address of the principal executive offices of the Issuer is Suite #10 - Epicurean, Woods Centre, P.O. Box W-645, St. John's, Antigua, West Indies.


Item 2.   IDENTITY AND BACKGROUND

          (a) - (c)

          He Ping Wang's principal occupation is Vice General Manager of Beijing Fuhua Construction & Development Co., Ltd. and a Director of the Issuer. Mr. Wang's residential address is No. 9. 2-102 Ganjiakou Haidian District Beijing, People's Republic of China.

          (d) - (f)

          During the last five years, Mr. He Ping Wang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Wang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. He Ping Wang is citizen of the People's Republic of China.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Mr. He Ping Wang was the beneficial owner of 9,335,435 shares of Tangshan Yian Biological Engineering Co., Ltd., a company organized under the laws of the People's Republic of China, which represented 100% ownership in Tangshan Yian Biological Engineering Co., Ltd. Pursuant to a Share Purchase Agreement dated January 26, 2004, between Mr. He Ping Wang, Tangshan Biological Engineering Co., Ltd. and the Issuer, the Issuer acquired Mr. Wang's 9,335,435 shares of Tangshan Yian Biological Engineering Co., Ltd. in consideration for 3,500,000 newly issued shares of Common Stock of the Issuer, at a stated value of $0.76 per share, constituting approximately 11.44% of the Issuer's outstanding capital stock after such issuance, plus a promissory not issued by the Issuer to Mr. Wang in the amount of US$2,200,000, which amount shall be due and payable on or before January 26, 2005.


Item 4.   PURPOSE OF TRANSACTION

          Mr. He Ping Wang is currently holding the shares for investment purposes. Mr. He Ping Wang has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO.: P8696W104                   13D                   Page 4 of 5 Pages


Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Mr. He Ping Wang currently owns 3,500,000 shares of Common Stock of the Issuer which represents approximately 11.44% of the outstanding Common Stock of the Issuer. This percentage is based on 30,591,033 shares of Common Stock issued and outstanding.

          (b) Mr. He Ping Wang has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 3,500,0000 shares of Common Stock.

          (c) Except as otherwise described herein, and to the knowledge of Mr. He Ping Wang, Mr. Wang has not affected any transaction in the Common Stock during the past sixty (60) days.

          (d) Except as otherwise described herein, and to the knowledge of Mr. He Ping Wang, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Mr. He Ping Wang.

          (e) It is inapplicable for the purpose herein to state the date on which Mr. He Ping Wang ceased to be an owner of more than five percent (5%) of the Common Stock.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. He Ping Wang and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Mr. He Ping Wang.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not Applicable as there are no exhibits to be filed with this Schedule 13D.

CUSIP NO.: P8696W104                   13D                   Page 5 of 5 Pages


                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 11, 2004                             /s/ He Ping Wang
                                            ----------------------------------
                                                       He Ping Wang